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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Mac-Gray Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

554153106

(CUSIP Number)

John M. Newell, Esq.

Latham & Watkins LLP

505 Montgomery Street, Suite 2000

San Francisco, CA 94111 (415) 391-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 554153106	SCHEDULE 13D

1.	Names of Reporting Person Fairview Capital Investment Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 851,346
9. Sole Dispositive Power 0
10. Shared Dispositive Power 851,346

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 851,346
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 554153106	SCHEDULE 13D

1.	Names of Reporting Person Fairview Capital
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 851,346
9. Sole Dispositive Power 0
10. Shared Dispositive Power 851,346

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 851,346
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. 554153106	SCHEDULE 13D

1.	Names of Reporting Person Andrew F. Mathieson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 851,346
9. Sole Dispositive Power 0
10. Shared Dispositive Power 851,346

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 851,346
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 554153106	SCHEDULE 13D

1.	Names of Reporting Person Scott W. Clark
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 851,346
9. Sole Dispositive Power 0
10. Shared Dispositive Power 851,346

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 851,346
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 554153106	SCHEDULE 13D

1.	Names of Reporting Person Darlington Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 803,146
9. Sole Dispositive Power 0
10. Shared Dispositive Power 803,146

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 803,146
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 554153106	SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the “Stock”) of Mac-Gray Corporation (the “Issuer”). The principal executive office of the Issuer is located at 404 Wyman Street, Suite 400, Waltham, MA 02451-1212.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Fairview Capital Investment Management, LLC (“FCIM LLC”)

Fairview Capital

Andrew F. Mathieson

Scott W. Clark

Darlington Partners, L.P. (“Darlington”)

(collectively, the “Filers”).

(b)	The business address of the Filers is

300 Drakes Landing Road, Suite 250, Greenbrae, CA 94904

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

FCIM LLC is the investment adviser and general partner of Darlington and is the investment adviser to other accounts. Fairview Capital is the manager of FCIM LLC. Mr. Mathieson is the sole shareholder and President of Fairview Capital and is the managing member of FCIM LLC. Mr. Clark is a Vice President, member and portfolio manager of FCIM LLC and a managing partner and portfolio manager of Darlington.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	For citizenship of the Filers, see Item 4 of the cover sheet for each Filer.

CUSIP No. 554153106	SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
FCIM LLC	AF(1)	$7,916,586

(1)	Purchases were made by an investment limited partnership to which FCIM LLC is the general partner and investment adviser and other accounts of which it is the investment adviser.

Item 4. Purpose of Transaction

The Filers acquired the Shares for investment purposes in the ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as they deem advisable to benefit from changes in the Shares’ market price, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, the filers’ liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer’s management or directors, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers’ modifying their ownership of the Shares, exchanging information with the Issuer pursuant to confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in sections (a) through (j) of Item 4 of Schedule 13D. The Filers may formulate other plans and/or make other proposals, and take such actions with respect to the Shares, including any or all of the actions described in sections (a) through (j) of Item 4 of Schedule 13D.

Without limiting the generality of the foregoing, on May 13, 2009, certain of the Filers sent a letter to the Issuer’s board of directors (the “Board”) expressing, among other things, a formal protest regarding the conduct of the 2009 Annual Meeting of Stockholders of the Issuer and a demand that the Board ensure that certain proxies be included in the final vote totals for the actions taken at such meeting. A copy of such letter is attached hereto as Exhibit B and is incorporated herein by reference.

On May 12, 2009, Fairview Capital Investment Management, LLC issued a press release announcing, among other things, that based on a preliminary count of vote results by the independent inspector of elections, stockholders of the Issuer elected Bruce C. Ginsberg, a director nominee of the Filers, as a member of the Board at the 2009 Annual Meeting of Stockholders of the Issuer. A copy of such press release is attached hereto as Exhibit C and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

None of the Filers effected any transactions in the Stock in the last sixty days.

CUSIP No. 554153106	SCHEDULE 13D

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

FCIM LLC is the general partner of Darlington pursuant to an agreement of limited partnership and is the investment adviser to other accounts pursuant to investment advisory contracts providing to FCIM LLC the authority, among other things, to invest Darlington’s and those accounts’ funds in the Stock, to vote and dispose of the Stock and to file this statement on behalf of Darlington and the other accounts. Pursuant to such agreement of limited partnership, FCIM LLC is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A -	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B -	Letter to the Board dated May 13, 2009.

Exhibit C -	Press Release dated May 12, 2009.

Exhibit D -	Notice of Nomination of Persons for Election as Directors dated February 19, 2009, incorporated by reference to Schedule 13D filed February 20, 2009.

Exhibit E -	Press Release dated February 20, 2009, incorporated by reference to Schedule 13D filed February 20, 2009.

Exhibit F -	Letter to the Board dated April 10, 2008, incorporated by reference to Schedule 13D filed April 11, 2008.

Exhibit G -	Letter to the Board dated December 5, 2007, incorporated by reference to Schedule 13D filed December 7, 2007.

Exhibit H -	Letter to the independent members of the Board dated October 9, 2007, incorporated by reference to Schedule 13D filed December 7, 2007.

Exhibit I -	Letter to the Board dated July 9, 2007, incorporated by reference to Schedule 13D filed December 7, 2007.

CUSIP No. 554153106	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2009

FAIRVIEW CAPITAL INVESTMENT MANAGEMENT, LLC		FAIRVIEW CAPITAL

By:	Fairview Capital, Manager	By:	/s/ Andrew F. Mathieson
Andrew F. Mathieson, President
By:	/s/ Andrew F. Mathieson
Andrew F. Mathieson, President

/s/ Andrew F. Mathieson		/s/ Scott W. Clark
Andrew F. Mathieson		Scott W. Clark

DARLINGTON PARTNERS, L.P.

By:	Fairview Capital Investment Management,
LLC, General Partner

By:	Fairview Capital, Manager

By:	/s/ Andrew F. Mathieson
Andrew F. Mathieson, President

CUSIP No. 554153106	SCHEDULE 13D

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Fairview Capital Investment Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: December 27, 2007

FAIRVIEW CAPITAL INVESTMENT MANAGEMENT, LLC				FAIRVIEW CAPITAL

By:	Fairview Capital, Manager			By:	Andrew F. Mathieson, President

	By:	Andrew F. Mathieson, President

Andrew F. Mathieson				Scott W. Clark

DARLINGTON PARTNERS, L.P.

By:	Fairview Capital Investment Management, LLC, General Partner

	By:	Fairview Capital, Manager

		By:	Andrew F. Mathieson, President